10026695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 04 2010
Washington, DC
110

SEC FILE NUMBER
8- 65247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trillium Brokerage Services, LLC
(f/k/a Trillium Trading, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello (212) 401-2335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton	New Jersey	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Diana Cucciniello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC), as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Geraldine Sergi

Notary Public

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILLIUM BROKERAGE SERVICES, LLC
(F/K/A TRILLIUM TRADING, LLC)

Statement of Financial Condition

December 31, 2009

With Independent Auditors' Report

Trillium Brokerage Services, LLC
(f/k/a Trillium Trading, LLC)
Table of Contents
December 31, 2009

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Managing Members,
Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC)

We have audited the accompanying statement of financial condition of Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC) at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown PC

Princeton, New Jersey
February 19, 2010

Trillium Brokerage Services, LLC
(f/k/a Trillium Trading, LLC)
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 5,076,813
Receivable from broker-dealer and clearing organization	285
Securities owned by the Company - at market value	33,364,307
Prepaid expenses	57,233
Property, plant and equipment, net	1,294,195
Goodwill	2,696,119
Other assets	805,671
	$ 43,294,623

Liabilities and Members' Equity

Securities sold by the Company, not yet purchased - at market value	$ 3,115,645
Accounts payable and accrued expenses	948,107
Security deposit	16,667
Deferred rent	234,258
Due to members	1,339,984
Due to clearing organization	22,531,145
Due to affiliates	506,553
Total liabilities	28,692,359
Members' equity	14,602,264
	$ 43,294,623

The Notes to Statement of Financial Condition are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York and Florida. Effective January 1, 2010, the Company changed its name to Trillium Brokerage Services, LLC and is no longer trading securities on a proprietary basis and has taken on portfolio margin customers. Effective January 1, 2010, as part of an asset purchase agreement, substantially all of the assets, liabilities and members' equity accounts have been removed from the Company's Statement of Financial Condition. The Company also terminated its operations in New Jersey and Florida and is located solely in New York.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

Revenue Recognition
The Company trades for its own account. Revenue from its proprietary securities transactions is recognized on a trade-date basis.

Marketable Securities
Securities owned and securities sold, not yet purchased, are stated at quoted market values and realized and unrealized gains and losses are included in total revenue.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture and fixtures is calculated on an accelerated basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Computer software is amortized on a straight line basis using an estimated useful life of three years. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

The Company adopted the application of "*Accounting for Uncertainty in Income Taxes*" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

The Company files tax returns in the U.S. federal jurisdiction and various states. The Company has no open years prior to December 31, 2006.

Goodwill

The Company evaluates the recoverability of goodwill on an annual basis or in certain circumstances as required under "*Goodwill and Other Intangible Assets*". An impairment loss would be recognized if the fair value or the estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.

2. Related Party Transactions

The Company incurred occupancy costs and shared office expenses from an affiliate on a month-to-month basis; there is no liability due at December 31, 2009. This affiliate also reimbursed the Company salary, rent, and other shared expenses during 2009. As of December 31, 2009, $285 is included as a receivable to the Company.

The Company incurred costs for services, received from an affiliated broker-dealer. A liability of $71,276 remains due at December 31, 2009.

3. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following:

Computer equipment	$ 752,522
Furniture and fixtures	31,433
Leasehold improvements	661,539
Computer software	475,314
Office equipment	21,352
Automobiles	13,729
	1,955,889
Less: accumulated depreciation and amortization	661,694
	$ 1,294,195

4. Goodwill

In 2003, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the fair value of the net assets acquired, $2,696,119, is accounted for as goodwill under "*Goodwill and Other Intangible Assets*". During the year ended December 31, 2009, the Company completed their annual impairment test which indicated no impairment for goodwill.

5. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of equity securities and are subject to margin requirements. The margin account is interest bearing.

6. Financial Instruments Held or Issued for Trading Purposes

During 2009, the Company's trading activities included equities. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

7. Members' Equity

The Company has two classes of members: Members and Class T Members. Class T Members have no voting rights. As of December 31, 2009, the members' equity of $14,602,264 represents the equity of the Members.

8. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

9. Risks and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

10. Commitment

The Company has an obligation under operating lease agreements for New Jersey, New York and Florida office space, which was transferred to a related party on January 1, 2010.

During 2009, the Company entered into an agreement to sublease a portion of its New York office space, which was also transferred to a related party on January 1, 2010.

11. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $4,666,896, which was $2,109,225 in excess of its required net capital of $1,705,114.

12. Fair Value Measurements

Effective January 1, 2008 the Company adopted "*Fair Value Measurements*". In February 2008, non-financial assets and non-financial liabilities, except for those that are recognized or disclosed in the financial statements as fair value at least annually, were provided a one year deferral of the effective date of "*Fair Value Measurements*". Therefore, the Company has adopted the provision of "*Fair Value Measurements*" with respect to its financial assets and liabilities on January 1, 2008 and non-financial assets and liabilities on January 1, 2009. "*Fair Value Measurements*", defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosure about fair value measurements. Fair value is defined under "*Fair Value Measurements*" as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participations on the measurement date. Valuation techniques used to measure fair value under "*Fair Value Measurements*" must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value are the following:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with "*Fair Value Measurements*", the following table represents the Company's fair value hierarchy for its financial asset measured at fair value on a recurring basis as of December 31, 2009:

	Total	Quoted Prices in Active Markets (Level One)
Securities owned by the Company	$ 33,364,307	$ 33,364,307
Securities sold by the Company, not yet purchased	(3,115,645)	(3,115,645)
	$ 30,248,662	$ 30,248,662

13. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after three months of service with the Company and must have obtained 21 years of age.

14. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet through the date of February 19, 2010, which is the date of the financial statements were available to be issued. Based on this evaluation, the Company has determined the following subsequent events require disclosure in the financial statements:

Subsequent to December 31, 2009, the ownership structure of the Company was changed. Trillium Holdings, LLC is now the sole owner of the Company. The Company also moved its operation to New York and terminated operations in other states.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Managing Members,
Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC)

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

WS+B

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown PC

Princeton, New Jersey
February 19, 2010

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

TRILLIUM BROKERAGE SERVICES, LLC
(F/K/A TRILLIUM TRADING, LLC)

Agreed Upon Procedures

December 31, 2009

With Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

Trillium Brokerage Services, LLC
(f/k/a Trillium Trading, LLC)
Table of Contents
December 31, 2009

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Managing Members,
Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Trillium Brokerage Services, LLC (f/k/a Trillium Trading, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

Princeton, New Jersey
February 19, 2010

SUPPLEMENTARY INFORMATION

Trillium Brokerage Services, LLC
(f/k/a Trillium Trading, LLC)
Schedule of Assessment and Payments to the Securities Investors Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Period April 1, 2009 through December 31, 2009

General assessment		$ 60,365
Less		
Payments made with SIPC-4 and SIPC-6:		
January 13, 2009	150	
July 27, 2009	23,922	24,072
Total assessment balance due		$ 36,293

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Part IIA Line 9)		$ 32,352,253
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(7,772,772)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions to total revenue above:	433,447	
40% of interest earned on Customers securities accounts (40% of FOCUS line 5)	--	(433,447)
Total deductions		(8,206,219)
SIPC net operating revenues		$ 24,146,034
General assessment @ .0025		$ 60,365

See Independent Accountants' Report on Applying Agreed Upon Procedures.